UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/C
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
Cambridge Antibody Technology Group plc
(Name of Subject Company (Issuer))
AstraZeneca PLC
(Names of Filing Persons (Offeror))
Ordinary Shares
American Depositary Shares
(Title of Class of Securities)
Ordinary Shares (GB0001662252)
American Depositary Shares (US1321481079)
(CUSIP Number of Class of Securities)
Graeme Musker
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
Tel: 011 44 20 7304 5000
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable	Not Applicable
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Field:

☑	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issue tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Exhibit	Description
99.(a)(1)	Press announcement of the Offer, dated May 15, 2006

99.(a)(2)	Presentation to analysts by AstraZeneca PLC, dated May 15, 2006

99.(a)(3)	Script to presentation to Analysts by AstraZeneca PLC, dated May 15, 2006

99.(a)(4)	Presentation to employees of AstraZeneca PLC regarding the Offer, dated May 15, 2006

99.(a)(5)	Presentation to employees of Cambridge Antibody Technology Group plc regarding the Offer, dated May 15, 2006

99.(a)(6)	Announcement of the proposed Chief Executive Officer-designate by AstraZeneca PLC, dated May 15, 2006

99.(a)(7)	Intranet communication by AstraZeneca PLC with its employees regarding the Offer, dated May 15, 2006

99.(a)(8)	Questions and answers regarding the impact of the Offer on employees of AstraZeneca PLC, dated May 15, 2006